Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1

Item 2	Date of Material Change November 20, 2012

Item 3	News Release The news release dated November 20, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on November 20, 2012.

Item 4
Summary of Material Change

The Company reported the 2012 Valley of the Kings Mineral Resource estimate for its wholly-owned Brucejack Project, completed by Snowden Mining Industry Consultants (“Snowden”) independent Qualified Persons.  The Company also reported that its underground exploration program had commenced and that its feasibility study for an underground mine is underway.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

The Company reported the 2012 Valley of the Kings Mineral Resource estimate for its wholly-owned Brucejack Project, completed by Snowden, independent Qualified Persons.  Indicated Mineral Resources in the Valley of the Kings increased by 66% to 8.5 million ounces of gold at a cut-off grade of 5 grams of gold equivalent per tonne since the interim September 7, 2012 Mineral Resource estimate.

Valley of the Kings High-Grade Gold Mineral Resources

High-grade gold resources in the Valley of the Kings (5.0 g/t gold-equivalent cut-off) total:

•	8.5 million ounces of gold in the Indicated Mineral Resource category (16.1 million tonnes grading 16.4 grams of gold per tonne); and

•	2.9 million ounces of gold in the Inferred Mineral Resource category (5.4 million tonnes grading 17.0 grams of gold per tonne).

The Mineral Resource estimate incorporates data from all drilling to date, including 2012 drilling comprising 99,632 meters in 270 drill holes targeted at the Valley of the Kings.  Recent geological interpretation shows Galena Hill to be an extension of the Valley of the Kings.  Accordingly, Galena Hill drilling and Mineral Resources have been incorporated into the Valley of the Kings.  Galena Hill comprises 6,284 meters in 14 holes of the total 2012 drilling noted above (plus historical drilling), and contributes 574,000 ounces of gold to the 2012 Valley of the Kings Indicated Mineral Resource. An isometric view of the Valley of the Kings block model is attached.

The Indicated Mineral Resource is defined over approximately 600 meters of the total strike length of the Valley of the Kings, which now extends to over 1000 meters.  In addition to the potential of the defined strike length not incorporated into the Indicated Mineral Resource, the Valley of the Kings remains open to the east and west along strike and at depth.

Table 1: Valley of the Kings Mineral Resource estimate – November 2012(1)(4)
(Based on a cut-off grade of 5.0 grams of gold-equivalent/tonne(5))

Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Indicated	16.1	16.4	14.2	8.5	7.3
Inferred(2)	5.4	17.0	15.7	2.9	2.7

(1) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
(2) The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.
(3) Contained metal figures and totals may differ due to rounding of figures.
(4) The Mineral Resource estimate stated in Table 1 is defined using 10 m by 10 m by 10 m blocks in the in Valley of the Kings.
(5) The gold equivalent value is defined as AuEq = Au + Ag/53.

Mineral Resource Modeling and Estimation

The November 2012 Mineral Resource estimates for Valley of the Kings were completed by Snowden on behalf of the Company.  The Mineral Resources are classified as Indicated and Inferred Resources in accordance with the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

Classification is applied based on geological confidence, data quality and grade variability.  Areas classified as Indicated Resources are informed by 20 meter by 20 meter to 20 meter by 40 meter drilling.  With respect to some of the areas in the high grade zones at the Valley of the Kings that have drill spacing nearing that of the Measured Resource previously reported at West Zone, Snowden has elected to retain the Indicated Resource classification until underground sampling has demonstrated a high level of confidence in these estimates.  This is because of the high-grade nature of the mineralization.  The remainder of the Mineral Resource is classified as an Inferred Resource where there is some drilling information and the blocks lie within the mineralised interpretation.  Areas where there is no informing data and/or the lower grade material that is outside of the mineralised interpretation are not classified as a part of the Mineral Resource.

The Mineral Resources are reported above a cut-off grade of 5.0 grams of gold-equivalent/tonne (5.0 g/t AuEq).  The gold-equivalent calculation used is: Au + (Ag/53).

The Brucejack Property comprises several gold-silver mineralised areas.  These areas include West Zone, Valley of the Kings, Galena Hill, Bridge Zone, Gossan Hill and Shore Zone. The majority of the Mineral Resource lies within Valley of the Kings and West Zone.  West Zone, Gossan Hill, Shore Zone and Bridge Zone were not updated for this Mineral Resource as there has been little additional drilling in these areas.  The focus of the 2012 drilling has been on the high grade Valley of the Kings and Galena Hill areas.  Recent geological interpretation shows that the area previously covered by Galena Hill is actually an extension of Valley of the Kings, and this area has now been incorporated into Valley of the Kings.

The Valley of the Kings mineralisation is approximately 500 meters south of West Zone. The Valley of the Kings mineralized zone trends approximately west-northwest to east-southeast. Its orientation mirrors that of Electrum Ridge, a pronounced topographic feature near the southern margin of the zone, and drilling to date has extended its strike to over 1000 meters. The zone is up to 170 meters wide and remains open to the west, beyond the Brucejack fault, at depth and to the east. Surface mapping and the Company’s extensive drilling defined a number of lithologic contacts which outline a broad syncline in which fragmental volcanic and clastic sedimentary rocks, along with minor flows of Upper Triassic to Lower Jurassic age appear to plunge moderately to the east.

The Company used their interpretation of the lithological units at the Valley of the Kings, together with a nominal 1 to 3 g/t Au grade cut-off to update the mineralised domains for estimation at the Valley of the Kings.

The input data for the Valley of the Kings estimate comprises 490 drillholes for 174,182 meters including 9 historical surface drillholes (579 meters) and 114 surface drillholes completed since the previous September 2012 Mineral Resource (46,944 meters).  These figures exclude intervals with no gold values and drillholes outside of the Valley of the King area.

The Valley of the Kings exhibits extremely skewed grade populations where the high grades and the majority of the metal are located in less than 5% of the data, with individual raw gold grades of up to around 41,500 g/t Au.  Discussions with the Company and analysis of the data indicated the mineralisation can be split into a pervasive background mineralisation and a separate high-grade but discreet mineralisation style.  As a result of this population distribution, standard estimation techniques have been found to significantly over smooth the grades.

In order to address the highly skewed nature of the data, Snowden separated the lower grade ‘background’ population from the higher grade population within these domains and estimated them independently.  All data was composited to the nominal sample length of 1.5 meters prior to analysis and estimation.  A threshold of 5 g/t Au was selected to separate the two populations at the Valley of the Kings.  The silver data was treated using the same method with a threshold of 50 g/t Ag for Valley of the Kings.

The lower grade population was estimated using ordinary kriging into 10 meter by 10 meter by 10 meter parent blocks.  This estimate validates well against the input data.

The higher grade populations were estimated using multiple indicator kriging to control the skewness of the data.  Indicator variograms were modelled up to the 95th percentile of the data with a mathematical model used to define the top end of the grade distribution.  The threshold for the 95th percentile of the higher grade population is 421 g/t Au for the Valley of the Kings.  The result of this estimation method is that, while no top cut is used to limit the higher grades, the higher grades are limited in their influence using a mathematical model based on the higher grade data rather than the individual extreme grades in the dataset.  The higher grade populations were estimated into small scale discretized blocks and then reblocked into parent blocks twice the size of those used for the lower grades to further limit the influence of the highest grades in the highest grade areas.

Subsequently, the proportion of the higher-grade mineralisation was estimated into each block and used to combine the two estimates (the low grade portion and the high grade portion) in the determination of the overall block grade.  For example, if a block had a probability of 5% high grade then the final block grade would combine 95% of the low grade estimate with 5% of the high grade estimate. The influence of the high-grade population above the 95th percentile is therefore greatly restricted.

The background (non-mineralised) material was estimated using ordinary kriging with a top cut.

The database used to estimate density is based on pulp specific gravity measurements.  As part of the 2012 drilling program, the Company’s QP selected a portion of the samples (207 samples) to undergo core density measurements as well as pulp specific gravity measurements in order to determine whether there is any impact on the density as a result of porosity. The results of the comparison indicate that the core density is on average 6% lower than the pulp specific gravity within the siliceous zone and 9% lower on average in all other rock types.  As a result the pulp specific gravity measurements, which are used to estimate density in the model, were factored by 6% (siliceous zone) or 9% (other rock types) prior to estimation.  Tonnages were estimated on a dry basis with density values estimated into the models using simple kriging where sufficient data was available.  Outside of these areas, the average density of 2.54 t/m3 was applied. There is little variation in density between the different rock types.

The updated Mineral Resource estimate for the Valley of the Kings is significantly higher in confidence than the previous September 2012 estimate as a result of almost twice the amount of drillhole composites within the mineralised corridors.  This additional data has resulted in higher confidence in the geological interpretation used in the estimation.  The additional drilling confirms the location of the high-grade corridors and has allowed a better estimate of the boundaries of these corridors in areas where there was insufficient data to confirm the location of boundaries previously.  The additional confidence has allowed an increase in the amount of material classified as Indicated, with much of the higher grade material previously classified as Inferred, now incorporated into the Indicated Resource.  In addition the additional drilling to the east and west of the previously defined mineralised corridors, has allowed an expansion of the Inferred Resource into these areas.

Bulk Sample; Feasibility Study

The Company has commenced an underground exploration program designed, amongst other things, to access the Valley of the Kings underground and demonstrate continuity of the high-grade gold mineralization.  The first phase, now well underway, is to slash out the existing West Zone underground workings to five-by-five meters then excavate a decline from the West Zone to the Valley of the Kings, a distance of approximately 450 meters.  We are currently planning the sampling and mining plans for a 10,000 tonne underground bulk sample, which we expect to excavate from the Valley of the Kings in the second quarter of 2013.

Also underway is a feasibility study for an underground mine with an operating rate of 2,700 tonnes per day using a mining method of long-hole stoping and cemented paste backfill.  Stopes will be mined using a combination of longitudinal and transverse mining, depending on zone width and orientation. Cemented paste tailings will be prepared in a paste plant located on surface near the mill and then pumped underground for distribution to the stopes.

With the 66% increase in the Indicated Mineral Resource at the Valley of the Kings, the Company plans to incorporate the updated Mineral Resource in the feasibility study. The feasibility study is currently expected to be completed in the second quarter of 2013, and we will advise in due course on the impact to the schedule.

Independent Qualified Persons

The above table summarizes the high-grade Mineral Resource estimate totals for the Valley of the Kings zone of the Brucejack Project.  The Mineral Resource estimate contained in this news release was prepared by Ivor Jones (FAusIMM(CP)) and Lynn Olssen (MAusIMM(CP)) of Snowden, both of whom are independent Qualified Persons, as defined by National Instrument 43-101.  Mr. Jones and Ms. Olssen have reviewed and approved the contents of this news release.

Snowden delivers a comprehensive range of technical consulting services, independent advice and technology solutions to the mining sector.  Snowden’s areas of expertise cover both open pit and underground mining operations, for the majority of mineral commodities, with projects ranging from exploration and resource evaluation to mine planning, metallurgy, and mine optimisation.  Snowden was established 25 years ago in Perth, Australia, and has eight offices located in the world’s major mining regions.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.

Item 7	Omitted Information Not applicable.

Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784

Item 9	Date of Report Dated at Vancouver, BC, this 28th day of November, 2012